The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated July 29, 2016

Pricing supplement no. To prospectus dated April 15, 2016, prospectus supplement dated April 15, 2016 and product supplement no. 1-I dated April 15, 2016	Pricing supplement to Product Supplement No. 1-I Registration Statement No. 333-209682 Dated August , 2016; Rule 424(b)(2)

Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR due August 18, 2023 $

General

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing August 18, 2023.
•	The notes are designed for investors who seek periodic interest payments that (a) for the Initial Interest Periods, are fixed at 2.00% per annum, and then for each Interest Period (other than the Initial Interest Periods) are linked to 3-Month USD LIBOR as determined on each Determination Date plus 1.25% provided that such rate will not be less than the Minimum Interest Rate of 0.00% per annum or greater than the applicable Maximum Interest Rate, and (b) the return of their initial investment at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	These notes have a relatively long maturity relative to other fixed income products. Longer dated notes may be more risky than shorter dated notes. See “Selected Risk Considerations” in this pricing supplement.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.
•	The notes are expected to price on or about August 15, 2016 and are expected to settle on or about August 18, 2016.

Key Terms

Payment at Maturity:	On the Maturity Date, we will pay you the outstanding principal amount of your notes plus any accrued and unpaid interest.
Interest:	We will pay you interest on each Interest Payment Date based on the applicable Day Count Fraction and subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Initial Interest Period(s):	The Interest Periods beginning on and including the Original Issue Date of the notes and ending on but excluding August 18, 2018.
Initial Interest Rate:	2.00% per annum
Interest Periods:	The period beginning on and including the Original Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 18th day of each February, May, August and November of each year, commencing on November 18, 2016, to and including the Maturity Date, subject to the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	With respect to each Initial Interest Period, a rate per annum equal to 2.00% per annum, and with respect to each Interest Period thereafter, a rate per annum equal to 3-Month USD LIBOR plus 1.25%, as determined on each applicable Determination Date, provided that such rate will not be less than the Minimum Interest Rate or greater than the applicable Maximum Interest Rate.
Minimum Interest Rate:	0.00% per annum
Maximum Interest Rate:	With respect to each Interest Period (other than the Initial Interest Periods), a per annum amount equal to the following:

From (and including)	To (but excluding)	Maximum Interest Rate (per annum)
August 18, 2018	August 18, 2019	3.00%
August 18, 2019	August 18, 2022	4.00%
August 18, 2022	August 18, 2023	5.00%

3-Month USD LIBOR:	3-Month USD LIBOR refers to the London Interbank Offered Rate for deposits in U.S. dollars with a Designated Maturity of 3 months that appears on the Reuters page “LIBOR01” (or any successor page) under the heading “3Mo” at approximately 11:00 a.m., London time, on the applicable Determination Date, as determined by the calculation agent. If on the applicable Determination Date, 3-Month USD LIBOR cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then the calculation agent will determine 3-Month USD LIBOR in accordance with the procedures set forth under “Description of Notes — Interest — The Underlying Rates — LIBOR Rate” in the accompanying product supplement.
Determination Date:	For each Interest Period, two London Business Days immediately prior to the beginning of the applicable Interest Period.
London Business Day:	Any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close.
Business Day:	Any day, other than a Saturday, Sunday or a day on which banking institutions in the City of New York, New York are generally authorized or obligated by law or executive order to close.
Pricing Date:	August 15, 2016, subject to the Business Day Convention.
Original Issue Date (Settlement Date):	August 18, 2016, subject to the Business Day Convention.
Maturity Date:	August 18, 2023, subject to the Business Day Convention.
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	48128GF54

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-19 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. If the notes priced today, the selling commissions would be approximately $5.00 per $1,000 principal amount note and in no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, and are not the obligations of, or guaranteed by, a bank.

August     , 2016

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000089109216014194/e00048_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Regulatory Developments

The ultimate impact of proposed U.S. banking regulations relating to total loss-absorbing capacity is uncertain, and could require JPMorgan Chase & Co. to issue a substantial amount of new debt and thereby significantly increase its funding costs. On October 30, 2015, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) issued proposed rules (the “proposed TLAC rules”) that would require the top-tier holding companies of eight U.S. global systemically important bank holding companies (“U.S. G-SIB BHCs”), including JPMorgan Chase & Co., among other things, to maintain minimum amounts of loss-absorbing capacity in the form of long-term debt satisfying certain eligibility criteria (“eligible LTD”), commencing January 1, 2019. The proposed TLAC rules would disqualify from eligible LTD, among other instruments, senior debt securities that permit acceleration for reasons other than insolvency or payment default, as well as debt securities that are not governed by U.S. law and structured notes. The currently outstanding senior long-term debt of U.S. G-SIB BHCs, including JPMorgan Chase & Co., includes structured notes as well as other debt that typically permits acceleration for reasons other than insolvency or payment default and, as a result, none of such outstanding senior long-term debt or any subsequently issued senior long-term debt with similar terms (including the notes offered by this prospectus supplement) would qualify as eligible LTD under the proposed TLAC rules. The Federal Reserve has requested comment on whether certain currently outstanding instruments should be allowed to count as eligible LTD “despite containing features that would be prohibited under the proposal.” The steps that the U.S. G-SIB BHCs, including JPMorgan Chase & Co., may need to take to come into compliance with the final TLAC rules, including the amount and form of long-term debt that must be refinanced or issued, will depend in substantial part on the ultimate eligibility requirements for senior long-term debt and any grandfathering provisions. To the extent that outstanding senior long-term debt of JPMorgan Chase & Co. is not classified as eligible LTD under the TLAC rule as finally adopted by the Federal Reserve, JPMorgan Chase & Co. could be required to issue a substantial amount of new senior long-term debt which could significantly increase its funding costs.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY – Regardless of the performance of 3-Month USD LIBOR, we will pay you at least the principal amount of your notes if you hold the notes to maturity. Because the notes are our unsecured and unsubordinated obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS – The notes offer periodic interest payments on each Interest Payment Date. With respect to the Initial Interest Periods, your notes will pay an annual interest rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay an interest rate per annum equal to 3-Month USD LIBOR plus 1.25%, provided that such rate will not be less than the Minimum Interest Rate or greater than the applicable Maximum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	TREATED AS VARIABLE RATE DEBT INSTRUMENTS – You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Assuming this characterization is respected, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes, except to the extent of original issue discount, if any. In addition, a U.S. Holder (as defined in the accompanying product supplement) must include original issue discount, if any, in income as ordinary income as it accrues, generally in advance of receipt of cash attributable to such income. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income

JPMorgan Structured Investments — Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR	PS- 1

tax consequences of an investment in the notes.  Purchasers who are not initial purchasers of notes at their issue price on the Original Issue Date should consult their tax advisors with respect to the tax consequences of an investment in the notes, and the potential application of special rules.
Non-U.S. Holders should note that final Treasury regulations were released on legislation that imposes a withholding tax of 30% on payments to certain foreign entities unless information reporting and diligence requirements are met, as described in “Material U.S. Federal Income Tax Consequences-Tax Consequences to Non-U.S. Holders” in the accompanying product supplement. Pursuant to the final regulations, such withholding tax will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to this withholding tax. The withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2019.

Selected Risk Considerations

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE, OTHER THAN DURING THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS A FLOATING RATE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE – With respect to the Initial Interest Periods, your notes will pay a rate equal to the Initial Interest Rate, and for the applicable Interest periods thereafter, your notes will pay a rate per annum equal to 3-Month USD LIBOR plus 1.25%, provided that such rate will not be less than the Minimum Interest Rate or greater than the applicable Maximum Interest Rate.
•	THE INTEREST RATE ON THE NOTES FOR AN INTEREST PERIOD (OTHER THAN THE INITIAL INTEREST PERIODS) IS SUBJECT TO THE APPLICABLE MAXIMUM INTEREST RATE — The Interest Rate for an Interest Period (other than the Initial Interest Periods) is variable; however, it will not exceed the applicable Maximum Interest Rate set forth on the front cover of this pricing supplement, regardless of the performance of 3-Month USD LIBOR. In other words, for an Interest Period (other than the Initial Interest Periods), if 3-Month USD LIBOR plus 1.25% is greater than or equal to the applicable Maximum Interest Rate, your Interest Rate on the Notes will be capped at the applicable Maximum Interest Rate.
•	AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS BASED ON 3-MONTH USD LIBOR OVER WHICH WE HAVE NO SUBSTANTIVE CONTROL – The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of 3-Month USD LIBOR, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of 3-Month USD LIBOR, supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three month term, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions, and public expectations with respect to such factors. These and other factors may have a negative impact on the Interest Rate and on the value of the notes in the secondary market. The effect that any single factor may have on 3-Month USD LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 3-Month USD LIBOR, and consequently the Interest Rate for an Interest Period, to increase or decrease. A decrease in 3-Month USD LIBOR will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period.
•	FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES – After the Initial Interest Period, the rate of interest on your notes will be variable and determined based on 3-Month USD LIBOR plus 1.25%, provided that such rate will not be greater than the applicable Maximum Interest Rate or less than the Minimum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES – By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically, you may be negatively affected if certain interest rate scenarios occur. The applicable discount rate, which is the prevailing rate in the market for notes of the same tenor, will likely be higher for notes with longer tenors than if you had purchased a note with a shorter tenor. Therefore, assuming that short term rates rise, the market value of a longer dated note will be lower than the market value of a comparable short term note with similar terms.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities as well as modeling and structuring the economic terms of the notes, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.
•	3-Month USD LIBOR will be affected by a number of factors — The amount of interest payable on the notes (after the Initial Interest Period) will depend on 3-Month USD LIBOR. A number of factors can affect 3-Month USD LIBOR by causing changes in the value of 3-Month USD LIBOR including, but not limited to:

•      supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three month term;

•      sentiment regarding underlying strength in the U.S. and global economies;

•      expectations regarding the level of price inflation;

JPMorgan Structured Investments — Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR	PS- 2

•      sentiment regarding credit quality in the U.S. and global credit markets;

•      central bank policy regarding interest rates;

•      inflation and expectations concerning inflation; and

•      performance of capital markets.

These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

•	3-Month USD LIBOR may be volatile — 3-Month USD LIBOR is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:

•      sentiment regarding the U.S. and global economies;

•      expectation regarding the level of price inflation;

•      sentiment regarding credit quality in U.S. and global credit markets;

•      central bank policy regarding interest rates; and

•      performance of capital markets.

Increases or decreases in 3-Month USD LIBOR could result in the corresponding Interest Rate decreasing to the Minimum Interest Rate of 0.00% per annum and thus in the reduction of interest payable on the notes.

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission or reflects the deduction of a discount allowed to each agent and includes the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the full principal amount and may be lower than the price at which you initially purchased the notes and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission or discount and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to 3-Month USD LIBOR on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•      the expected volatility of 3-Month USD LIBOR;

•      the time to maturity of the notes;

•      interest and yield rates in the market generally, as well as the volatility of those rates;

•      a variety of economic, financial, political, regulatory or judicial events; and

•      our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	TAX DISCLOSURE – The information under “Treated as Variable Rate Debt Instruments "in this pricing supplement remains subject to confirmation by our tax counsel. We will notify you of any revisions to the information under “Treated as Variable Rate Debt Instruments" in a supplement to this pricing supplement on or before the business day immediately preceding the Original Issue Date, or if the information cannot be confirmed by our tax counsel, we may terminate this offering of Notes.

JPMorgan Structured Investments — Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR	PS- 3

Hypothetical Interest Rate for an Interest Period (other than an Initial Interest Period)

The following table illustrates the Interest Rate determination for an Interest Period (other than an Initial Interest Period) for a hypothetical range of performance of 3-Month USD LIBOR and reflects the Minimum Interest Rate set forth on the cover of this pricing supplement and a Maximum Interest Rate of 4.00% per annum. The hypothetical 3-Month USD LIBOR and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual 3-Month USD LIBOR or interest payment applicable to a purchaser of the notes.

Hypothetical 3-Month USD LIBOR		Spread		Hypothetical Interest Rate
9.00%	+	1.25%	=	4.00%*
8.00%	+	1.25%	=	4.00%*
7.00%	+	1.25%	=	4.00%*
6.00%	+	1.25%	=	4.00%*
5.00%	+	1.25%	=	4.00%*
4.00%	+	1.25%	=	4.00%*
3.00%	+	1.25%	=	4.00%*
2.00%	+	1.25%	=	3.25%
1.00%	+	1.25%	=	2.25%
0.00%	+	1.25%	=	1.25%
-1.00%	+	1.25%	=	0.25%
-2.00%	+	1.25%	=	0.00%**

*The Interest Rate cannot be greater than the hypothetical Maximum Interest Rate of 4.00% per annum.

**The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum.

These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown above would be lower.

Hypothetical Examples of Interest Rate Calculation

The following examples illustrate how the hypothetical Interest Rates set forth in the table above are calculated for a particular Interest Period occurring after the Initial Interest Periods and assume that that the actual number of calendar days in the applicable Interest Period is 90. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: After the Initial Interest Periods, 3-Month USD LIBOR is 0.00% on the applicable Determination Date and the hypothetical Maximum Interest Rate is 4.00%. Because the 3-Month USD LIBOR of 0.00% plus 1.25% is less than the hypothetical Maximum Interest Rate, the Interest Rate is 1.25% per annum, calculated as follows:

0.00% + 1.25% = 1.25%

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 1.25% × (90/360) = $3.125

Example 2: After the Initial Interest Periods, 3-Month USD LIBOR is 3.50% on the applicable Determination Date and the hypothetical Maximum Interest Rate is 4.00% per annum. Because 3-Month USD LIBOR of 3.50% plus 1.25% exceeds the Maximum Interest Rate of 4.00% per annum, the Interest Rate is the Maximum Interest Rate of 4.00% per annum and the interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 4.00% × (90 / 360) = $10.00

Example 3: After the Initial Interest Periods, with respect to a particular Interest Period, 3-Month USD LIBOR is -2.00% on the applicable Determination Date. Because 3-Month USD LIBOR of -2.00% plus 1.25% is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate is the Minimum Interest Rate of 0.00% per annum and no interest payment is made.

JPMorgan Structured Investments — Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR	PS- 4

What is 3-Month USD LIBOR?

Historical Information

The following graphs set forth the weekly historical performance of the 3-Month USD LIBOR from January 7, 2011 through July 22, 2016. 3-Month USD LIBOR on July 28, 2016 was 0.75650%. We obtained the rate used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical data with respect to 3-Month USD LIBOR is not necessarily indicative of the future performance of 3-Month USD LIBOR. Any historical upward or downward trend in 3-Month USD LIBOR during any period set forth below is not an indication that 3-Month USD LIBOR is more or less likely to increase or decrease at any time during the term of the notes. No assurance can be given as to 3-Month USD LIBOR on any given day.

JPMorgan Structured Investments — Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR	PS- 5